Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Update on Shareholding Increase in the Company by the Controlling Shareholder

Reference is made to the announcement of PetroChina Company Limited (the “Company”) dated 27 May 2011 in relation to the shareholding increase in the Company by China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company (the “Announcement”). Pursuant to the Announcement, CNPC initially increased its shareholdings in the Company on 25 May 2011 and intended, within 12 months therefrom, to continue to increase its shareholdings in the Company, either in its own name or through parties acting in concert with it, via the secondary market in an aggregated amount not exceeding 2% of the total issued share capital of the Company (including the shares acquired on 25 May 2011 as mentioned hereinabove) (the “Shares Acquisition”).

As at 24 May 2012, CNPC has completed the Shares Acquisition, whereby CNPC increased its shareholdings in the Company by acquiring (a) a total number of 269,096,269 A shares via the trading system of the Shanghai Stock Exchange; and (b) a total number of 141,626,000 H shares through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, and which, in aggregate, represents approximately 0.22% of the total issued share capital of the Company. Following the Shares Acquisition, a total number of 158,325,211,528 shares of the Company were held by CNPC directly and through Fairy King Investments Limited, representing 86.51% of the total issued share capital of the Company.

During the period of implementing the Shares Acquisition, CNPC had strictly adhered to its undertaking and have not sold any shares it held in the Company.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, China

28 May 2012

As at the date of this announcement, the board of directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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